15045999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Chartered Securities (North America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielson 201-706-5643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Chartered Securities (North America) Inc. , as of December 31, , 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

DONNA R. BUSH
Notary Public, State of New York
No. 01BU6018634
Qualified in Nassau County
Commission Expires January 11, 20 19

Signature

Director of Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Chartered Securities (North America) Inc.

Statement of Financial Condition
Form X-17a-5, Part III
Year Ended December 31, 2014

Filed as public information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934

McGladrey

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Standard Chartered Securities (North America) Inc.
New York, New York

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Standard Chartered Securities (North America) Inc. as of December 31,2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
February 27, 2015

Standard Chartered Securities (North America) Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 17,046,361
Due from clearing broker	25,738
Accounts receivable	183,146
Due from related parties	2,405,046
Deposit with clearing broker	100,000
Other assets	6,124
Total assets	$ 19,766,415
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 157,990
Due to related parties	1,718,538
Income taxes payable	887,632
Total liabilities	2,764,160
Stockholder's equity	
Common stock, $0.01 par value, 1,500 shares authorized, 1,000 shares issued and outstanding	10
Paid-in capital	1,277,180
Retained earnings	15,725,065
Total stockholder's equity	17,002,255
Total liabilities and stockholder's equity	$ 19,766,415

The accompanying notes are an integral part of the Statement of Finacial Condition.

1. Organization and Nature of Business

Standard Chartered Securities (North America) Inc. (the "Company"), a wholly-owned subsidiary of Standard Chartered Bank (the "Parent") of the United Kingdom, is a Delaware corporation and an agency broker registered with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on August 12, 2008.

The Company was formed upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer.

The Company focuses primarily on sales of Asia, Africa and the Middle East debt and equity products to U.S. investors.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company is a registered broker-dealer in the United States of America and the accompanying statement of financial condition and notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable
The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2014 are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

Cash
The Company maintains its cash balances in various financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash balance.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customers' accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company clears its customer's domestic transactions through a brokerage firm on a fully-disclosed basis. The fully-disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $100,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully-disclosed correspondent/clearing agreement.

4. Related Party Transactions

At December 31, 2014, commission receivables due from related parties are approximately $2,405,000. Additionally, as of December 31, 2014, approximately $1,456,000 of brokerage and transfer pricing payables are due to related parties.

The Company has a license agreement (the "License Agreement") with a subsidiary of the Parent (the "Licensor") to use the Standard Chartered brand. As of December 31, 2014, approximately $183,000 of royalty fees are payable to the Licensor and are included in due to related parties in the accompanying statement of financial condition.

At December 31, 2014, approximately $79,000 is due to related parties for cash collected related to expense reimbursements.

The Company maintains a cash account with an affiliated bank. At December 31, 2014, the balance in the account was approximately $1,006,000.

5. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the

5. Regulatory Net Capital Requirement (continued)

Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2014, the Company's net capital under the Rule was $14,440,960, which exceeded the minimum requirements of $250,000 by $14,190,960. The net capital rule may effectively restrict distributions to the shareholder.

6. Income Taxes

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

Income taxes payable	
Balances at January 1, 2014	$4,322,763
Provision for current taxes	5,642,213
Reversal of uncertain tax position	(3,182,344)
Current year tax payments	(5,895,000)
	$ 887,632

The taxes payable at December 31, 2014 includes an uncertain income tax liability of $1,834,372 net of current income taxes receivable of $946,740.

At December 31, 2014, the Company's income tax returns for the years 2011, 2012, and 2013 are subject to examination by the tax authorities.

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available for issuance. In January 2015, the Company exited the equities business as part of a global directive from the Company's Parent.